CUSIP N0. 30064E109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Exactech, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

30064E109
(CUSIP Number)

Jeffrey E. Decker, Esq.
Baker & Hostetler LLP
200 South Orange Avenue
Suite 2300
Orlando, Florida 32801
(407) 649-4017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2017

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON R. William Petty, M.D. and Betty Petty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
387,429 Shares (1)
	8	SHARED VOTING POWER
3,080,271 Shares
	9	SOLE DISPOSITIVE POWER
387,429 Shares(1)
	10	SHARED DISPOSITIVE POWER
3,080,271 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,467,700(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.79%(3)
14	TYPE OF REPORTING PERSON (see instructions) IN
(1) Includes 209,629 shares of Common Stock subject to options to purchase Common Stock which are currently exercisable.
(2) Includes 3,080,271 shares of Common Stock owned by Prima Investments Limited Partnership, LLLP (formerly known as Petty Family Investments, Limited Partnership).
(3) Calculated on the basis of (i) 14,366,181 shares of Common Stock issued and outstanding as of October 23, 2017, plus (ii) 209,629 shares of Common Stock issuable pursuant to options issued to the reporting persons to purchase Common Stock which are currently exercisable.

CUSIP N0. 30064E109

1	NAME OF REPORTING PERSON Prima Investments Limited Partnership, LLLP (formerly known as Petty Family Investments, Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,080,271 Shares
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,080,271 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,080,271
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.44%(1)
14	TYPE OF REPORTING PERSON (see instructions) PN
(1) Calculated on the basis of 14,366,181 shares of Common Stock issued and outstanding as of October 23, 2017.

CUSIP N0. 30064E109

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the items included herein that were contained in the Schedule 13D filed on December 18, 1996 (the “Original Schedule 13D” and, together with this Amendment, this “Schedule 13D”) relating to Common Stock, $.01 par value per share (the “Common Shares”), of Exactech, Inc., a Florida corporation (the “Issuer”).

This Amendment is being filed to, among other things, provide or update the information regarding the beneficial ownership of the Common Shares by the Reporting Persons.

Item 1.        Security and Issuer.
Item 1(b) of the Original Schedule 13D is hereby amended to reflect the current address of the principal executive offices of the Company, which is 2320 NW 66th Court, Gainesville, Florida 32653.

Item 2.        Identity and Background.
Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
Prima Investments Limited Partnership, LLLP
Prima Investments Limited Partnership, LLLP, is a Florida limited partnership (the “Partnership”) formerly known as Petty Family Investments, Limited Partnership. The Partnership holds shares of the Company’s Common Stock for investment purposes. The Partnership’s principal offices are located at 6717 NW 48th Lane, Gainesville, Florida 32653.
The Partnership has not, during the past five years, been convicted in a criminal proceeding.
The Partnership has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to, Federal or state securities laws or found any violation with respect to such laws.
Prima Investments, Inc.
Prima Investments, Inc., is a Florida corporation (the “Corporation”), and is the sole general partner of the Partnership. The Corporation's principal offices are located at 6717 NW 48th Lane, Gainesville, Florida 32653.
The Corporation has not, during the past five years, been convicted in a criminal proceeding.
The Corporation has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to, Federal or state securities laws or found any violation with respect to such laws.
R. William Petty, M.D. and Betty Petty

CUSIP N0. 30064E109

R. William Petty, M.D. and Betty Petty, his spouse, are the sole shareholders, officers and directors of the Corporation, which is the sole general partner of the Partnership. Dr. Petty is the Executive Chairman and Chairman of the Board of the Issuer. The address of Dr. and Mrs. Petty is 6717 NW 48th Lane, Gainesville, Florida 32653.
Neither Dr. Petty nor Mrs. Petty has, during the past five years, been convicted in a criminal proceeding.
Neither Dr. Petty nor Mrs. Petty has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in either of them being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to, Federal or state securities laws or found any violation with respect to such laws.
Dr. and Mrs. Petty are both citizens of the United States of America.
Item 3.        Source and Amount of Funds or Other Consideration.
Not Applicable

Item 4.     Purpose of the Transaction.
Item 4 of the Original Schedule 13D is hereby amended to add the following:

Merger

On October 22, 2017, Exactech, Inc., a Florida corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Osteon Holdings, L.P., a Delaware limited partnership (“Parent”), and Osteon Merger Sub, Inc., a Florida corporation and wholly owned subsidiary of Parent (“Merger Sub”). Parent and Merger Sub are affiliates of global private equity firm TPG Capital. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent (the “Merger”). The time the Merger occurs is referred to as the “Effective Time”. Capitalized terms used and not defined in this Item 4 have the respective meanings assigned to them in the Merger Agreement filed herewith as Exhibit 1.
Merger Consideration
At the Effective Time of the Merger, each outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) will be cancelled and converted into the right to receive $42.00 in cash, without interest thereon (the “Merger Consideration”), other than certain shares of Company Common Stock held by the Company’s founders and certain management stockholders who have agreed to exchange, at a valuation of $42.00 per share, a portion of their shares for new equity securities in Parent.
Company Stock Options and Restricted Stock
Each Company Stock Option, to the extent outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled as of immediately prior to the Effective Time, and in consideration for such cancellation, the holder thereof will be entitled to receive an amount

CUSIP N0. 30064E109

in cash, without interest, equal to the product of (A) the excess, if any, of (y) the Merger Consideration over (z) the per share exercise price of such Company Stock Option multiplied by (B) the number of shares of Company Common Stock subject to such Company Stock Option, less any applicable withholding taxes. Each Company Stock Option with a per share exercise price that is equal to or greater than the Merger Consideration will be cancelled immediately prior to the Effective Time with no consideration payable to the holder thereof.
Each Company Restricted Share that is outstanding immediately prior to the Effective Time will become fully vested immediately prior to the Effective Time and will be treated as an outstanding share of Company Common Stock, and the holder thereof shall be entitled to receive the Merger Consideration with respect thereto, less any applicable withholding.
Conditions to Effect the Merger/Termination Rights
The obligation of the parties to consummate the Merger is subject to customary closing conditions, including, among other things, the approval of the Merger Agreement and the Merger by the Company’s shareholders at a special meeting of shareholders convened for such purpose (“Shareholder Approval”) and the absence of legal restraints and prohibitions against the Merger and the other transactions contemplated by the Merger Agreement. The obligation of each party to consummate the Merger is also conditioned upon certain of the other party’s representations and warranties being true and correct, the other party having performed in all material respects its material obligations under the Merger Agreement and the other party having not suffered a material adverse effect. The Merger Agreement may be terminated by the parties thereto in certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit 1 and incorporated herein by reference.
Rollover and Voting Agreement
On October 22, 2017, the Reporting Persons and another member of the Company’s management have entered into a Rollover and Voting Agreement with Parent (the “Rollover Agreement”), pursuant to which, subject to certain exceptions, such persons have agreed to vote all of their respective shares of Company Common Stock, aggregating approximately 23.0% of the issued and outstanding Company Common Stock, in favor of the Merger. Specifically, until the Expiration Date (as defined in the Rollover Agreement), and except in the circumstance where an Adverse Recommendation Change shall have occurred and be continuing, at every meeting of shareholders of the Company called with respect to any of the following, each of the Reporting Persons agreed to, vote their respective shares of Common Stock that such Reporting Person is eligible to vote, and deliver a written consent in respect of such Reporting Person’s Common Stock, at any applicable general or special meeting of the shareholders of the Company:

(i)
in favor of (y) adoption of the Merger Agreement and approval of the Merger, and (z) each of the actions contemplated by the Merger Agreement in respect of which approval of the Company’s shareholders is requested; and

(ii)
against (y) any proposal or action submitted to the Company’s shareholders for their consideration and vote that would constitute, or could reasonably be expected to result in, a breach of any covenant, representation or warranty or any other obligation or agreement

CUSIP N0. 30064E109

of the Company under the Merger Agreement or of the Shareholder under this Agreement or otherwise reasonably would be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, and (z) any Alternative Proposal or any proposal relating to an Alternative Proposal.
The Rollover Agreement further provides that if a Reporting Person fails to vote his, her or its Common Stock as set forth above, the Parent and any designee of Parent may to vote or act by written consent (as applicable) with respect to the Reporting Person’s Common Stock as proxy of such Reporting Person.
Pursuant to the Rollover Agreement, the Reporting Persons and such members of the Company’s management as the Reporting Persons shall determine, shall contribute certain Common Stock owned by such persons to Parent in exchange for, at the Effective Time, equity interests in Parent.
The Rollover Agreement terminates on the earliest to occur of (i) the Effective Time, (ii)  such date and time as the Merger Agreement shall be terminated pursuant to Article VIII of the Merger Agreement, and (iii) the mutual written agreement of each of the parties hereto to terminate this Agreement.
The foregoing description of the Rollover Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is filed herewith as Exhibit 2 and incorporated herein by reference.
Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.
Item 5.     Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Partnership owns 3,080,271 shares of Common Stock of the Company, or 21.44% of the issued and outstanding shares of such stock.

The Corporation, as the sole general partner of the Partnership, has the power to vote and dispose of the Common Stock held by the Partnership and therefore, in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, is deemed the beneficial owner of all of the 3,080,271 shares of Common Stock held by the Partnership.

R. William Petty, M.D. and Betty Petty, his spouse, as the sole shareholders, officers and directors of the Corporation, have the power to vote and dispose of all Common Stock controlled by the Corporation, and therefore, in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, are deemed the beneficial owners of all 3,080,271 shares of Common Stock beneficially owned by the Corporation. In addition, Dr. and Mrs. Petty are deemed the beneficial owners of 177,800 shares of Common Stock owned by them and 209,629 of Common Stock, which are issuable pursuant to currently exercisable options to purchase Common Stock.

(b) The Partnership has shared power to vote and dispose of the 3,080,271 shares of Common Stock held by it.

The Corporation, as general partner of the Partnership, has the power to vote and dispose of the 3,080,271 shares of Common Stock held by the Partnership.

CUSIP N0. 30064E109

R. William Petty, M.D. and Betty Petty, his spouse, as the sole shareholders and officers and directors of the Corporation, which is the general partner of the Partnership, have the power to direct the vote and disposition of the 3,080,271 shares of Common Stock held by the Partnership. In addition, Dr. & Mrs. Petty have the power to direct the vote and disposition of the 177,800 shares of Common Stock owned by them and 209,629 shares of Common Stock which are issuable pursuant to currently exercisable options to purchase Common Stock.

Due to the ownership of Common Stock by the Partnership, certain of the shares of Common Stock shown on the cover pages hereto and described herein are counted more than once, as they are deemed to be beneficially owned by more than one Reporting Person.

(c) None of the Reporting Persons has effected any transactions in the Common Stock in the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

Subject to the terms of the Rollover Agreement, each Reporting Person has the sole power to dispose or direct the disposition of all shares of Common Stock that such Reporting Person beneficially owned as of October 23, 2017.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Original Schedule 13D is hereby amended to add the following:
The information set forth in Item 4 is hereby incorporated by reference into this Item 6. Except as set forth in this Schedule 13D, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to securities of the Issuer.
Item 7.     Material to be Filed as Exhibits.

1.
Agreement and Plan of Merger by and among the Issuer, Osteon Holdings, L.P., a Delaware limited partnership, and Osteon Merger Sub, Inc., a Florida corporation, dated October 22, 2017 (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on October 23, 2017).

2.
Rollover and Voting Agreement by and among Osteon Holdings, L.P., a Delaware limited partnership, R. William Petty, Betty Petty, Prima Investments Limited Partnership, LLLP, and David Petty dated October 22, 2017 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by the Issuer on October 23, 2017).

CUSIP N0. 30064E109

SIGNATURES

After reasonable inquiry and to the best of his/her/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct and each agrees, pursuant to Rule 13d-1(k)(1)(iii), that a Joint Schedule 13D be filed on behalf of each of the undersigned in respect to the Common Stock of the Issuer.

/s/ R William Petty	/s/ Betty Petty
R. William Petty Date: October 25, 2017 *	Betty Petty Date: October 25, 2017 *
PRIMA INVESTMENTS LIMITED PARTNERSHIP, LLLP (formerly known as Petty Family Investments, Limited Partnership)

By: Prima Investments, Inc., its General Partner

        By:_/s/ R. William Petty ______________
             R. William Petty, President
Date: October 25, 2017